

News Release

TSX:RMX | NYSE AMEX:RBY

June 27, 2011

Rubicon Minerals and West Kirkland Mining Announce an Agreement on Large Claim Block on the Long Canyon Trend, Nevada

Rubicon Minerals Corporation, TSX:RMX, NYSE AMEX: RBY ("**Rubicon**") and West Kirkland Mining Inc., WKM-TSXV ("**West Kirkland**") have entered into an agreement whereby West Kirkland can earn a majority stake in mineral rights held by Rubicon covering approximately 351 square miles (909 sq. kilometers) in the Long Canyon Trend of north eastern Nevada, while allowing Rubicon to retain a significant interest in any future discovery.

Recent discoveries of gold by Fronteer Gold (now Newmont) and others at Long Canyon have resulted in a paradigm shift in the belt, opening up new potential for discovery of large scale gold deposits in the area. Long Canyon is located along a north east structural setting in rocks only recently discovered to be favourable hosts for significant gold mineralization.

West Kirkland can earn a 51% interest from Rubicon in a portion of the Rubicon property package directly across the valley to the north east from the Long Canyon gold deposit. There are gold showings noted in historic work in this part of the overall property package, also there are unexplored north east trending structures, outside areas of historic exploration. These newly recognized structures are an immediate target for West Kirkland's planned exploration program.

Further to the north, West Kirkland can earn a 60% property interest in a portion of the Rubicon property package of the Long Canyon Trend adjoining the KB and TUG properties that are optioned by West Kirkland from Fronteer. The resulting consolidation of property interests provides a significant new opportunity. West Kirkland is currently drilling on the TUG property in the area of a shallow historic gold resource.

David Adamson, President and CEO of Rubicon said "We are pleased to see this large property portfolio well funded through this agreement and moved forward by a solid dedicated team at West Kirkland who has a considerable track record of discovery. This transaction allows us to maintain our focus in Red Lake while allowing us to retain a meaningful interest in any potential discovery on our properties in Nevada".

R. Michael Jones President of West Kirkland said, "We now have the benefit of a newly recognized deposit setting in the best gold camp in the United States and an enormous land position to explore across. This transaction follows West Kirkland's approach to acquire large majority positions in known gold trends with new information where we can work these trends systematically. "

PR11-10

For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

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Details

West Kirkland can earn an initial 51% interest in any of the properties where Rubicon holds a 100% interest by making the expenditures outlined in the table below over four years and Rubicon will retain a 49% interest in the properties. The first year's expenditure is a firm commitment of $2,000,000.

West Kirkland can increase its interest to 60% by completing a pre-feasibility study or spending an additional $4,000,000 in exploration and development work, in which case Rubicon will retain a 40% interest in the properties. For properties in which Rubicon holds a 75% interest, West Kirkland is able to earn up to a 51% interest in such properties by making the outlined expenditures.

Annual Period	Annual Minimum of Exploration and Development Expenses	Aggregate Exploration and Development Expenses
First Annual Period	$2,000,000 (firm commitment)	$2,000,000
Second Annual Period	$3,000,000	$5,000,000
Third Annual Period	$5,000,000	$10,000,000
Fourth Annual Period	$5,000,000	$15,000,000

West Kirkland is the project operator. Initial exploration will be targeted across the valley from Long Canyon and adjacent to the KB and TUG deposits. The property positions included in the Rubicon transaction are in the "checker board" of Nevada where each block of 1 square mile of property has another owner on the alternate one square mile square. As exploration progresses further consolidation of mineral rights may be required. Initial exploration will focus well within the owned blocks.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

About West Kirkland Mining Inc

West Kirkland is focused on large scale exploration for gold on known trends in Canada and the United States. The company has established mineral rights positions in Kirkland Lake Ontario and northern Nevada. Drilling is underway in both camps along trend from known gold mines.

The founders and Board of West Kirkland have successful gold discovery, development and mine operations experience in both Ontario and Nevada over the past 40 years.

PR11-10   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
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Forward Looking Information

This news release contains statements that constitute "forward looking information" within the meaning of applicable Canadian provincial securities legislation ("forward-looking information"). Forward-looking information often, but not always, is identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking information in this document includes statements regarding the exercise by West Kirkland Mining Inc. ("West Kirkland") of options to mineral interests owned by Rubicon Minerals Corporation ("Rubicon") and that the transaction will permit Rubicon to maintain its focus on its Red Lake project while maintaining an interest in Nevada.

The forward-looking information that is contained in this news release is based on various assumptions and estimates by West Kirkland and Rubicon (together, the "Companies") and involves a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in this forward-looking information. Forward-looking information involves known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Companies to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Factors that could cause the actual results to differ include the ability of West Kirkland to meet its exploration and development expenses within the time frames set forth in the option agreement and therefore earn its interests in the properties, and the ability of Rubicon to continue its focus on exploring and developing its Red Lake properties. These statements are based on a number of assumptions, including that the West Kirkland has sufficient resources to make its exploration and development expenses within the time frames set forth in the option agreement, and that Rubicon has sufficient resources to continue its exploration and development expenses in Red Lake, Ontario. Although the Companies have attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking information, there may be other factors which cause actual results to differ.

Forward-looking information contained herein is made as of the date of this news release and the Companies disclaim any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

PR11-10

For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
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